Exhibit 4.6

PROMISSORY NOTE

U.S.$119,817,876.63 (One Hundred Nineteen Million Eight Hundred Seventeen Thousand Eight Hundred Seventy Six United States Dollars And Sixty Three Cents)

São Paulo/SP	September 6, 2011

FOR VALUE RECEIVED as a loan, the undersigned TIM Celular S.A., a corporation duly constituted and domiciled in the Federative Republic of Brazil and emolled with the CNPJ under number 04.206.050/0001-80 with domicile at Av. Giovanni Gronchi 7143, São Paulo–SP, 05724-005 (the “Borrower”), unconditionally promises to pay to the order of BANK OF AMERICA, N.A. (the “Bank”), the principal sum of U.S.$119,817,876.63 (One Hundred Nineteen Million Eight Hundred Seventeen Thousand Eight Hundred Seventy Six United States Dollars And Sixty Three Cents) on the Maturity Date (as defined below).

The Borrower promises to pay interest on the unpaid balance of the Loan (as defined below) from and including the date of the Loan to but excluding the date such Loan is due at a rate per annum for such period equal to LIBOR Rate plus Margin, subject to the provisions of Section 3(c) hereof.  Accrued interest shall be payable on each Interest Period and the Maturity Date, provided that (a) interest payable at the Default Rate (as defined below) pursuant to Section 3(c) hereof shall be payable upon demand and (b) if the time for any payment is extended by operation of law or otherwise, interest shall continue to accrue for such extended period.

All payments hereunder shall be made in U.S. Dollars and in immediately available funds, without deduction, set-off or counterclaim.  The Bank shall maintain on its books records setting forth the amounts of principal, interest and other sums paid or payable by the Borrower from time to time hereunder.  In the event of any dispute, action or proceeding relating to this Note, such records shall be conclusive in the absence of manifest error.

1.           Certain Definitions.  As used herein, the following terms shall have the corresponding meanings.

“Anti-Terrorism Laws” means the Executive Order, the regulations administered by OFAC, the Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), the United States of America Patriot Act and any similar law or regulation enacted in the United States, or any similar regulation or sanction enacted, administered or enforced by the United Nations Security Council, any institution of the European Union or any government authority, including(without limitation) regulations or sanctions relating to restrictive measures against Iran.

“Banking Day” means any day on which commercial banks are not authorized or required to close in New York City or São Paulo and which is also a day on which dealings in U.S. Dollar deposits are carried out in the London interbank market.

“Borrower’s Economic Group” means Tim Participações S.A., Intelig Telecomunicações Ltda., Tim Celular S.A, and after Acquisition Eletropaulo Telecomunlcações Ltda. and AES Communications Rio de Janeiro S.A.

“Brazil” shall mean The Federative Republic of Brazil.

“Brazilian Note” means the promissory note of the Borrower payable to the Bank governed by Brazilian Law, in the form of Exhibit A hereto.

“Change of Control” means at any moment Telecom Italia S.p.A. ceases to be, in relation to the Borrower, the holder, directly or indirectly, of at least (i) 50% plus one of the shares representative of the voting capital stock of the Borrower; or (ii) portion of the capital stock of the Borrower assuring it to have the rights to elect the board of directors of the Borrower or manage and guide the operations and corporate activities of the Borrower unless the new direct or indirect controlling shareholder(s) are(a) company(ies) with a minimum rating equivalent to or better than a rating classification by Moody’s of Bal or by S&P of BB+.

“Commitment” means US$119,817,876.63

“Default Rate” means, in respect of any amount not paid when due, a rate per annum during the period commencing on the due date until such amount is paid in full equal to a fixed rate of 1.00% p.y above the rate of interest applicable to principal hereof (including the Margin).

“Designated Jurisdiction” means any of Burma/Myanmar, Cuba, Iran, North Korea, Sudan or any other country or territory to the extent that such country or territory itself is the subject of any Sanction.

“Designated Person” means a person: (a) listed in the annex to, or otherwise subject to the provisions of, the Executive Order; (b) named as a “Specially Designated National and Blocked Person” on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list; (c) publicly designated by the US Secretary of the Treasury to be owned or controlled by, or acting for or on behalf of, any person referred to in clause (a) or (b) above, or otherwise determined by the US Secretary of State to be subject to the terms of Section 1 of the Executive Order; (d) or entity publicly designated by the US Secretary of State to have committed, or to pose a significant risk of committing, acts of “terrorism” as defined in the Executive Order that threaten the security of US nationals or the national security, foreign policy, or economy of the United States; or (e) which otherwise is, by public designation of the United Nations Security Council or US or EU government authority, the subject of any Sanction.

“Drawdown Date” means September 20, 2011 or any other date on which the Bank makes the Loan to the Borrower.

“EBITDA” means earnings before amortization, depreciation, interest paid and received, results of equity investments, results of non-operational income, income tax and social contribution.

“Event of Default” shall have the meaning set forth in Section 10 hereof.

“Executive Order” means US Executive Order No. 13224 on Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, which came into effect on 24 September 2001, as amended.

“Export-Control Laws” means with respect to the Borrower, (i) any laws, statutes, decrees, regulations or ordinances of Brazil which regulates the export of goods (whether directly or indirectly) to or for the rendering of services in a certain country or countries and (ii) the US Export Administration Regulations.

“Federal Funds Rate” means, with respect to a Variable Rate Loan (i) for the first day of the Loan, the rate per annum at which U.S. Dollar deposits with an overnight maturity and in a comparable principal amount to the Loan are offered by the Bank in the Federal funds market at approximately the time the Borrower requests the Loan on such day, and (ii) for each day thereafter that the Loan is outstanding, the rate per annum at which U.S. Dollar deposits with an overnight maturity and in a comparable principle amount to the Loan are offered by the Bank in the Federal funds market at approximately the time the Borrower notifies the Bank pursuant to Section 5(b) hereof of its election to continue the Loan; provided that if the Borrower fails to notify the Bank pursuant to Section 5(b) of its election to continue or repay the Loan, the Federal Funds Rate shall mean the rate per annum at which U.S. Dollar deposits with an overnight maturity and in a comparable amount are offered by the Bank in the Federal funds market at approximately 2:00 p.m. New York City time.

“Indebtedness” means, with respect to any Person, any amount payable by such Person pursuant to an agreement or instrument involving or evidencing money borrowed or received, the advance of credit, debt capital markets transactions (including bonds and debentures), a lease, a conditional sale or a transfer with recourse or with an obligation to repurchase, pursuant to a lease with substantially the same economic effect as any such agreement or instrument, or any such agreement, instrument or arrangement secured by any lien or other encumbrance upon any property owned by such Person, even though such Person has not assumed or become liable for the payment of any money under such agreement, instrument or arrangement, to which such Person is a party as debtor, borrower or guarantor.

“Interest Period” for the Loan means each of the following interest payment dates: (i) December 20, 2011; (ii) March 20, 2012; (iii) June 20, 2012; (iv) September 20, 2012; (v) December 20, 2012; (vi) March 20, 2013; (vii) June 20, 2013; and (viii) September 20, 2013; provided that:

(x)           any Interest Period that would otherwise end on a day that is not a Banking Day shall be extended to the next succeeding Banking Day unless such Banking Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Banking Day; and

(y)           any Interest Period which begins on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such

Interest Period) shall end on the last Banking Day of the calendar month at the end of such Interest Period.

“LIBOR Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, the rate appearing on Reuters BBA Libor Rates Page 3750 (or on any successor or substitute page of such page) providing rate quotations comparable to those currently provided on such page of such page, as determined by the Bank from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Banking Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period.  In the event that such rate is not available at such time for any reason, then the “LIBOR Rate” with respect to such Eurodollar Borrowing for such Interest Period shall be the rate at which dollar deposits of $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of the Bank in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Banking Days prior to the commencement of such Interest Period.

“Loan” shall have the meaning set forth in Section 2.

“Margin” shall mean 1.25% per annum.

 “Maturity Date” means September 20, 2013.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Worth” means, for any Person, the patrimony (net worth) of such Person, as stated in its annual or quarterly audited financial statements disclosed.

“Note” means this Promissory Note.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Person” means any corporation, natural person, firm, joint venture, partnership, trust, unincorporated organization or government, or any political subdivision, department or agency of any government.

“Prime Rate” means the rate of interest per annum publicly announced from time to time by the Bank as its prime rate in effect at its branch office in New York City; any change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

“Regulatory Change” means any change after the date hereof in United States federal, state or foreign laws or regulations (including Regulation D (as defined in the definition of Reserve Requirement)) or the adoption or making after such date of any interpretations, directives or requests applying to a class of banks including the Bank of or under any United States federal or state, or any foreign, laws or regulations, including Basel III advisory opinions, (whether or not having the force of law) by any court or governmental or monetary authority charged with the interpretation or administration thereof.

“Reserve Requirement” means, with respect to any Interest Period, the average maximum rate at which reserves (including any marginal, supplemental or emergency reserves) are required to be maintained during the Interest Period under Regulation D of the Board of Governors of the Federal Reserve System as amended or supplemented from time to time (“Regulation D”) by member banks of the Federal Reserve System in New York City with deposits exceeding one billion U.S. Dollars against “Eurocurrency Liabilities” (as such term is used in Regulation D).  Without limiting the effect of the foregoing, the Reserve Requirement shall reflect any other reserves required to be maintained by such member banks by reason of any Regulatory Change against (i) any category of liabilities which includes deposits by reference to which the LIBO Rate is to be determined or (ii) any category of extensions of credit or other assets which includes the Loan evidenced by this Note.

“Sanction” means any international economic sanction administered or enforced by OFAC, the United Nations Security Council or the European Union.

“Subsidiary” means, with respect to the Borrower, at any time, any entity of which more than fifty percent (50%) of the outstanding voting stock or other equity interest entitled ordinarily to vote in the election of the directors or other governing body (however designated) of such entity is at the time beneficially owned or controlled directly or indirectly by the Borrower.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc. and its successors.

“Total Net Debt” means the sum of (a) all financial debt, including loans, advances on foreign exchange contracts, exchange acceptances, derivative contracts of every order, including options, futures and forwards, and lease agreements; all obligations arising from the issuance of debt securities (whether issued domestically or abroad), including debentures, bonds, promissory notes or other securities representing debt minus (b) free and unencumbered cash position which includes marketable securities, cash and cash equivalents.

“Variable Rate” means, for any day, the higher of (i) Federal Funds Rate for such day plus 0.5% and (ii) the Prime Rate.

2.           The Loan.

(a)           The Bank agrees, on the terms and conditions of this Note, to make one loan (the “Loan”) to the Borrower on the Drawdown Date in an aggregate principal amount up to but not exceeding the aggregate amount of the Commitment.

(b)           The Borrower may borrow the Loan by giving the Bank notice by 11:00am, New York City time in a form reasonably requested by the Bank (the “Notice of Borrowing”), at least three Banking Days prior to Drawdown Date.  Upon receipt of the Notice of Borrowing, the Bank shall disburse the Loan in Dollars into the account designated by the Borrower in such Notice of Borrowing.

(c)           Amounts that are prepaid or repaid may not be reborrowed.

3.           Payments; Prepayments; Fees.

(a)           Place and Time of Payment.  All payments of principal of and interest on this Note and all other amounts payable hereunder shall be made by deposit to account no 1233817137 Swift Code: BOFAUS3N/ABA 026009593, Account Name: Bank of America, Attn: International Loan Services of the Bank at the Branch Office not later than 12:00 p.m. (New York time) on the dates due, or to such other account as the Bank may designate in writing to the Borrower.

(b)           Payments to be made on Banking Days.  Whenever any payment hereunder shall be stated to be due on a day other than a Banking Day, such payment shall be made on the next succeeding Banking Day (unless such next succeeding Banking Day would fall in the succeeding calendar month, in which case such payment shall be made on the next preceding Banking Day), and any such extension or reduction of time shall in such case be reflected in the computation of payment of interest.

(c)           Interest on Overdue Principal and Other Amounts.  In the event that any principal hereof, any interest hereon or any other amount payable by the Borrower hereunder is not paid when due (by reason of demand or otherwise) in accordance with the terms of this Note, the Borrower will pay, to the extent permitted by applicable law, interest on such past-due amount from the date such amount becomes due until the date the same is paid in full, at a rate per annum equal to the Default Rate in effect from time to time.

(d)           Voluntary Prepayments.  The Borrower may, upon five Banking Days’ notice to the Bank, prepay this Note on any Banking Day; provided, however, that (x) the minimum amount of any such prepayment shall be $5,000,000.00 or any larger multiple thereof and (y) such prepayment is made together with accrued interest and any break-funding amounts due pursuant to Section 5(c).  For avoidance of doubt there will be no break-funding cost if the Prepayment occurs on a Interest Period.

4.           Interest.  All computations of interest hereon shall be made on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which interest is payable.

5.           Additional Costs, Etc.; Illegality

(a) If as a result of any Regulatory Change the Bank reasonably determines, with evidence supporting such determination, that the cost to the Bank of making or maintaining the Loan is increased, or any amount received or receivable by the Bank hereunder is reduced, or the Bank is required to make any payment in connection with any transaction contemplated hereby, then the Borrower shall pay to the Bank, upon the Bank’s written demand, such additional amount or amounts as the Bank reasonably determines will compensate the Bank for such increased cost, reduction or payment, provided that (A) before the Bank gives such written demand, the Bank agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different office (lending branch) if such designation would (i) avoid the need of the Bank for giving such written demand for compensation, (ii) allow the Bank to make and maintain the Loan hereunder and (iii) not, in the reasonable judgment of the Bank, be materially disadvantageous (economically or otherwise) to the Bank; and (B) if the Bank gives to the Borrower such written demand, the Bank will provide to the Borrower, together with such written demand, information in connection to the circumstances giving rise to, and the amount of, such compensation and, where practicable, the details of the calculation of the amount of such compensation.  If any event of additional cost occurs the borrower will be able to prepay the Loan without break-funding cost within 60 days from the written notice of the Bank.

(b)           Notwithstanding any other provision of this Note, if the adoption of or any change in any applicable law or regulation or in the interpretation or application thereof by any governmental authority (in each case, at any time on or after the date hereof) shall make it (or be asserted by it to be) unlawful for the Bank to honor its obligation to make or maintain its Loan hereunder (and, in the opinion of the Bank, the designation of a different applicable Bank office would either not avoid such unlawfulness or would be disadvantageous to the Bank), then the Bank shall promptly notify the Borrower, following which notice: (i) the Bank’s commitment (if still available) shall be suspended until such time as the Bank may again make and maintain its Loans or (ii) if such applicable law shall so mandate, the Bank’s Loans shall be prepaid by the Borrower, together with accrued and unpaid interest thereon and all other amounts payable to the Bank by the Borrower under the Loan Documents, on or before such date as shall be mandated by such applicable law; provided that if it is lawful for the Bank to maintain its Loan until the Maturity Date (and not otherwise deemed undesirable by the Bank in its sole discretion), then such payment shall be made on the Maturity Date.  Any such funds so prepaid may not be reborrowed.

(c)           The Borrower shall pay to the Bank, upon the request of the Bank, such amount or amounts as shall be sufficient (in the reasonable opinion of the Bank) to compensate it for any loss, cost or expense which the Bank determines is attributable to any prepayment of any Loan, provided that the Bank previously delivers to the Borrower information relating to such costs, expenses and/or charges.

6.           Taxes.

(a)           Payments Free and Clear.  Any and all payments by the Borrower hereunder shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all interest, penalties or other liabilities with respect thereto including but not limited to the taxes imposed by Brazilian tax authorities, such as the Imposto sobre Operações Financeiras (IOF) created pursuant to certain applicable laws (including Decrees 7,456/2011 and 7,457/2011), excluding taxes imposed on or measured by the net income or capital of the Bank by the jurisdiction (or any political subdivision of such jurisdiction) in which the Bank’s lending office is located or under which the Bank is organized (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter called “Taxes”).  If the Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to the Bank, (x) the Borrower shall forthwith pay to the Bank such additional amount as may be necessary so that after making all required deductions for Taxes (including deductions applicable to additional amounts payable under this Section 6) the Bank receives an amount equal to the sum it would have received had no such deductions been made, (y) the Borrower shall make such deductions and (z) the Borrower shall pay the full amount deducted to the relevant taxing authority or other authority in accordance with applicable law.

(b)           Payment of Stamp Taxes.  In addition, the Borrower shall pay any present or future stamp or documentary taxes or other excise or property taxes, charges or similar levies which arise in any jurisdiction from any payment made hereunder or from the execution, delivery, registration or enforcement of, or otherwise with respect to, this Note (all such taxes, charges or levies being herein called “Other Taxes”).

(c)           Reimbursement of Taxes Paid by the Bank.  The Borrower will reimburse the Bank for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed on amounts payable under this Section 6) paid by the Bank or any liabilities (including, without limitation, penalties, interest and expenses other than those attributable to the gross negligence of the Bank) arising therefrom or with respect thereto.  Reimbursement under this Section 6(c) for any Taxes, Other Taxes or liabilities shall be made within 30 days from the date the Bank makes written demand therefor.

(d)           Tax Certificates.  Within 30 days after the date of any payment of Taxes, the Borrower will furnish to the Bank the original or a certified copy of a receipt evidencing payment thereof.

7.           Conditions Precedent to the Loan.

In addition to having received a Notice of Borrowing as set forth in Section 2(b) hereto, the obligation of the Bank to make the Loan hereunder is subject to the condition precedent that all of the following conditions shall have been fulfilled to the satisfaction of the Bank and its counsel on or before the Drawdown Date:

(a)           Corporate Documents.  The Bank shall have received certified copies of the charter and by-laws (or equivalent documents) of the Borrower and of all corporate authority for the Borrower (including, without limitation, board of director resolutions, powers of attorney and evidence of the incumbency of officers) with respect to the execution, delivery and performance of this Note and each other document to be delivered by the Borrower in connection herewith.

(b)           Documents Supporting the Loan.  The Bank shall have received this Note duly executed by the Borrower.

(c)           Process Agent Acceptance.  The Borrower irrevocably appoints Telecom Italia Sparkle of North America, Inc. as its agent of process.  The Bank shall have received an executed letter, in form and substance satisfactory to the Bank, from Telecom ltalia Sparkle of North America, Inc acceptable to the Bank, acknowledging such agent’s acceptance of its appointment as agent for service of process with respect to the Borrower for a period of time ending no earlier than the date six months after the Maturity Date and that all of the fees payable to such process agent, if any, shall have been paid in full.

(d)           No Material Adverse Change.  There shall not have occurred any event which, in the opinion of the Bank, would involve a material adverse change in the business, economic or financial condition of the Borrower or in general market conditions.

(e)           No Event of Default; Accuracy of Representations and Warranties.  On the Date of this agreement, (x) no Event of Default or event that with notice or lapse of time or both would become an Event of Default shall have occurred and be continuing; and (y) the representations and warranties made by the Borrower in Section 8 hereof shall be true and correct on and as of the Draw down Date.

(f)           Government Approvals.  The Bank shall have received the Financial Transaction Registration (ROF) issued by the Central Bank of Brazil.

(g)           Other Documents.  The Bank shall have received such other documents as the Bank or its counsel may reasonably request.

8.           Representations and Warranties.  The Borrower represents and warrants to the Bank as follows:

(a)           Incorporation and Existence.  The Borrower is a company duly organized, validly existing and in good standing under the laws of Brazil and has the power and authority to execute and deliver this Note, to incur the obligations to be incurred by it hereunder and to perform and observe the provisions hereof.

(b)           Corporate Power and Authority.  The Borrower has taken all necessary action to authorize the execution and delivery of this Note and all other documents to be executed and delivered by it in connection herewith and the performance of its obligations hereunder.

(c)           Legally Enforceable Note.  This Note has been duly executed and delivered by the Borrower and constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

(d)           Governmental Authorizations.  All governmental authorizations, including, without limitation, Financial Transaction Registration (ROF) issued by the Central Bank of Brazil, and actions of any kind necessary for the due execution, delivery and performance of this Note by the Borrower or required for the validity or enforceability against the Borrower of this Note, have been obtained or performed and are valid and subsisting in full force and effect.

(e)           Consent and Approvals.  No consent or approval of, or notice to, any creditor of the Borrower is required by the terms of any agreement or instrument evidencing any Indebtedness of the Borrower for the execution or delivery of, or the performance of the obligations of the Borrower under, this Note, and such execution, delivery and performance will not result in any breach or violation of, or constitute a default under, the charter or by-laws of the Borrower or any agreement, instrument, judgment, order, statute, rule or regulation applicable to the Borrower or to any of its property.

(f)           Pari Passu Status.  The payment obligations of the Borrower under this Note rank at least pari passu with all of its other senior unsecured Indebtedness, whether now existing or hereafter outstanding, except for obligations accorded preference by mandatory provisions of law.

(g)          Absence of Litigation.  There are no actions, proceedings (judicial or administrative) or claims pending or, to the knowledge of the Borrower, threatened, the adverse determination of which might have a material adverse effect on the financial condition of the Borrower or impair its ability to perform its obligations under, or affect the validity or enforceability of, this Note.

(h)          IBF Language.  The Borrower, a nonbank entity located outside the United States of America, understands that it is the policy of the Board of Governors of the Federal Reserve System of the United States that extensions of credit by international banking facilities, such as the Loan hereunder, may be used only to finance operations of the Borrower, or that of the Borrower’s affiliates, outside the United States. ·

(i)           Waiver of Sovereign Immunity; Commercial Activity.  Neither the Borrower nor its property has any right of immunity on the grounds of sovereignty or otherwise from jurisdiction, attachment (before or after judgment) or execution in respect of any action or proceeding relating in any way to this Note that may be brought in the courts of Brazil or New York and the Borrower hereby irrevocably waives any right to immunity.  The execution, delivery and performance of this Note by the Borrower constitute commercial transactions .

(j)           Use of Proceeds.  The proceeds of the Loan shall be used for working capital purposes and only to finance the Borrower’s operations outside the United States.

(k)          Absence of Event Default.  No Event of Default exists or has occurred and is continuing and no Event of Default will occur as a result of the execution of this Note and disbursement of the Loan.

(l)           No Violation of Laws.  The execution, delivery and performance by the Borrower of this Note does not and will not violate any provision of any law, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to the Borrower.

(m)         Compliance with Laws.  The Borrower is in compliance with all laws, including environmental laws.

(n)           Margin Stock.  The Borrower will not use the proceeds of borrowings made hereunder, directly or indirectly, or immediately, incidentally or ultimately, for the purpose of purchasing or carrying any securities listed in a public exchange market or to extend credit to others for the purpose of purchasing or carrying equity securities or to refinance or refund indebtedness originally incurred for such purpose.

(o)           Operating Company.  The Borrower is an operating company and not a holding company.  The Borrower is not or does not hold itself out as being engaged primarily, or proposing to engage primarily, in the business of investing, reinvesting, or trading in securities.  The Borrower is not engaged or proposing to engage in the business of investing, reinvesting, owning, holding, or trading in securities nor does it own or propose to acquire investment securities having a value exceeding 40% of the value of such Borrower’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.

(p)           Form of Documents.  This Note and the Brazilian Note attached hereto as Exhibit “A” are in proper legal form under the laws of Brazil for the enforcement thereof against the Borrower, under such laws.  Under the laws of Brazil, (A) the choice of the laws of the State of New York as set forth in the Note to which the Borrower is party governed by the law of the State of New York is a valid choice of law, and (B) the irrevocable submission to jurisdiction and consent to service of process and appointment of an agent for service of process by the Borrower, in each case, as set forth herein is legal, valid, binding and effective.

(q)           Anti-Terrorism.  Neither the Borrower nor any of its respective brokers or other agents:

(i)           to its knowledge is in violation of any Anti-Terrorism Law or Export-Control Law;

(ii)          to its knowledge is a Designated Person;

(iii)         to its knowledge deals in any property or interest in property blocked pursuant to any Anti-Terrorism Law or Export-Control Law; or

(iv)         to its knowledge is located, incorporated or ordinarily resident in a Designated Jurisdiction.

Anything to the contrary in this Section 8(q) notwithstanding, the Borrower and the Bank agree that the Borrower’s existing international roaming agreements entered into with companies located in Iran, Sudan and Cuba shall not be deemed to constitute a breach of any Anti-Terrorism Law or any Export-Control Law, but only to the extent that (x) each such agreement was entered into on arms’-length terms and conditions, (y) each such agreement was entered into by the Borrower in the ordinary course of its business, and (z) the Borrower did not enter into any such agreement with the intent to breach or evade any Anti-Terrorism Law or any Export-Control Law.

9.           Covenants.  From the date hereof, the Borrower covenants as follows:

(a)           Lines of Business.  The Borrower will at all times continue to engage in the same line of business engaged in by the Borrower on the date hereof, and will not (i) engage to any substantial extent in any line or lines of business activity other than such current lines of business including the Acquisition of Eletropaulo Telecomunicações Ltda. and AES Communications Rio de Janeiro S.A. which is hereby consented to by the Bank, or (ii) change its corporate purpose (objeto social).

(b)           Limitation on Fundamental Changes.  The Borrower will not convey, sell, lease, transfer or otherwise dispose of, in one transaction or in a series of transactions, its property, or create, assume or suffer or permit to exist any sale-lease back transactions except:

I.	in the ordinary course of its business;

II.	of obsolete or unused assets;

III.	within the Group in arm’s-length transaction; and

IV.	any other disposal for an aggregate consideration not exceeding 30% of Borrower’s total assets (as stated in its most recent annual or quarterly financial statements disclosed).

(c)           Financial Information.  The Borrower shall deliver, upon written request, to the Bank (i) within 90 days following the end of each fiscal year of the Borrower, its annual audited financial statements; and (ii) within 90 days following the end of each fiscal year of Tim Participações S.A., the annual audited consolidated financial statements of Tim Participações S.A.; (iii) within 45 days following the end of each fiscal quarter of Tim Participações S.A., the-quarterly audited consolidated financial statements of Tim Participações S.A.; all in accordance with Brazilian GAAP or IFRS standards.

(d)           Corporate Existence, Approvals.  The Borrower shall maintain and keep in full force and effect its legal and corporate existence, rights (including without limitation all real and intellectual property rights), privileges, licenses, franchises and all approvals and consents required by third parties and/or any governmental authority for the incurrence of the Loan and conduct of its business, as applicable.

(e)           Compliance.  The Borrower will do or cause to be done all things from time to time necessary to comply and, as applicable, cause each of its Subsidiaries to comply in all material respects with all applicable laws, rules, orders and regulations (including environmental laws).

(f)           Notice of Event of Default.  The Borrower will notify the Bank in writing as soon as it becomes aware of the occurrence of any event that results or may result in the nonperformance or default by the Borrower of any obligation under this Note and/or any other instrument related hereto.

(g)           Insurance.  The Borrower will maintain its property duly insured with reputable insurance companies or associations in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning similar properties in Brazil, and, upon the request of the Bank, promptly furnish to the Bank copies or other evidence of such insurance policies as may be in effect from time to time.

(h)           Transactions with Affiliates.  The Borrower will not enter, directly or indirectly, into any transaction with an affiliate, except (A) in the ordinary course of and pursuant to the reasonable requirements of its business and upon commercially reasonable terms that are no less favorable to it than those which might be obtained in a comparable arm’s-length transaction at the time from a Person which is not such an affiliate, and (B) for intercompany loans which, in the aggregate, do not and will not result in the Borrower being in a materially weaker economic and financial condition.  For purposes hereof, “materially weaker economic and financial condition” means the ratio of Total Net Debt to EBITDA of the Borrower exceeding 3.5x, based on its most recent financial statements.

(i)           Additional Information and Documents.  The Borrower will deliver to the Bank such other information and/or documentation respecting the Borrower or the Borrower’s business, properties or the condition or operations, financial or otherwise, of the Borrower, as the Bank may from time to time reasonably request.

(j)           Ranking.  The Borrower will take any and all actions necessary such that its payment obligations hereunder as of the date hereof shall rank at least pari passu in all respects with all other senior unsecured Indebtedness of the Borrower, whether now existing or hereafter outstanding.

(k)           Mergers Etc.  With the exception of any incorporation, merger, consolidation, division, transfer or reorganization occurring among companies within the Borrower’s Economic Group, the Borrower will not be incorporated, or merge or transfer all or substantially all its assets to another entity or as another entity if, by the time of such incorporation, merger, consolidation, division, transfer or reorganization, the resulting entity, survivor or transferee, after such action, (1) does not assume all the obligations stipulated in this Note or any other document in connection herewith in which it is a party or to which its predecessor has been a party, by order of law or by means of an agreement reasonably satisfactory to the Bank; and/or (2) has a materially weaker economic and financial condition than the Borrower, as appropriate and if applicable, prior to such merger, consolidation, division, transfer or reorganization.  For purposes of item (2) of this Section, “materially weaker economic and financial condition” means the resulting entity, survivor or transferee presents a ratio of the Total Net Debt to EBITDA exceeding 3.5x, based on its pro-forma consolidated financial statements.

(l)           Dividends.  The Borrower will not distribute or pay dividends, interest on own capital or any other profit participation established in contract or in corporate documentation, above the minimum amount determined by law or in corporate documentation in effect on any such date unless at the time of such distribution or payment there shall not exist, and shall not thereby arise or result from such distribution or payment, any Event of Default or other event or condition which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

(m)           Capital Expenditures, Investments, Loans and Advances.  In case of any Event of Default or event or condition which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default the Borrower will not, and will not permit any subsidiary to, make any capital expenditure, investment, loan or advance other than in the ordinary course of business consistent with past practices in relation to its existing business.

(n)           Anti-Terrorism/Sanctions Covenants.

(i)           The Borrower shall not knowingly engage in any transaction that violates any of the applicable prohibitions set forth in any Anti-Terrorism Law or Export-Control Law.

(ii)           To the knowledge of the Borrower, (i) none of the funds or assets of the Borrower that are used to repay the Loan shall constitute property of, or shall be beneficially owned directly or indirectly by, any Designated Person and (ii) no Designated Person shall have any direct or indirect interest in the Borrower that would constitute a violation of any Anti-Terrorism Laws or Export-Control Laws.

(iii)           The Borrower shall not knowingly fund all or part of any payment under this Note out of proceeds derived from transactions that violate the applicable prohibitions set forth in any Anti-Terrorism Law or Export-Control Law.

(iv)           The Borrower shall not knowingly, directly or indirectly, use the proceeds of the Loan to lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person to fund activities of or business with any Designated Person or any person or business located in a Designated Jurisdiction.

(v)           No US Subsidiary or any officer, director, employee or agent of the Borrower that is a US citizen, shall knowingly participate in or facilitate transactions or business planning involving any Designated Person or any Designated Jurisdiction.

Anything to the contrary in this Section 9(n) notwithstanding, the Borrower and the Bank agree that the Borrower’s existing international roaming agreements entered into with companies located in Iran, Sudan and Cuba shall not be deemed to constitute a breach of any Anti-Terrorism Law or any Export-Control Law, but only to the extent that (x) each such agreement was entered into on arms’-length terms and conditions, (y) each such agreement was entered into by the Borrower in the ordinary course of its business, and (z) the Borrower did not enter into any such agreement with the intent to breach or evade any Anti-Terrorism Law or any Export-Control Law.

(o)           Process Agent Acceptance.  The Borrower shall appoint an agent of process located in New York and acceptable to the Bank, if Telecom ltalia Sparkle of North America, Inc. for any reason, ceases to act as its agent of process.  The Bank shall have received an executed letter, in form and substance satisfactory to the Bank, acknowledging such agent’s acceptance of its appointment as agent for service of process with respect to the Borrower for a period of time ending no earlier than the date six months after the Maturity Date and that all of the fees payable to such process agent, if any, shall have been paid in full.  The appointment shall take place within 3 Business Days after ltalia Sparkle of North America, Inc. ceases to act as its an agent of process.

10.           Events of Default.  If any of the following ·events (“Events of Default”) shall occur and be continuing:

(a)           The Borrower fails to pay any principal and interest or any portion thereof within two (2) calendar days from the date such amount becomes due and payable (whether at stated maturity or otherwise), provided that such two (2) calendar days cure period is only granted to the Borrower by the Bank if the Borrower delivers to the Bank, on the date immediately following such amount’s due date for payment, a notification, by the legal representative of the Borrower declaring that the Borrower has sufficient cash, on that date, to honor its payment obligations due on such date, that the non-payment occurred due to an operational error not within the Borrower’s control for remedy and that the payment will be made on the immediately following day, and provided further that such two (2) calendar days cure period does not affect the Borrower’s obligation to pay overdue interest on any interest or other amount in accordance with Section 3(c)-Interest on Overdue Principal and Other Amounts hereof; or

(b)           The Borrower fails to perform or observe any covenant or agreement contained herein to be performed or observed by it or any representation or warranty of the Borrower in this Note or in any other document delivered in connection herewith proves to have been incorrect, incomplete or misleading in any material respect at the time it was made or repeated or deemed to have been made or repeated; or

(c)           The Borrower shall (i) be in default, event of default or other similar condition or event (however described) under one or more agreements or instruments in respect of any Indebtedness entered into between the Borrower and the Bank or its affiliates; or (ii) be in default, event of default or other similar condition or event (however described) under one or more instruments or agreements in respect of any Indebtedness entered into between the Borrower and any party, other than the Bank or its affiliates, which default, event of default, other condition or event causes, involves or may cause or involve, in accordance with the provisions of such agreements or instruments, the early maturity or acceleration of Indebtedness in an aggregate amount exceeding US$100,000,000.00 (One hundred million United States Dollars) (or its equivalent in other currencies); or

(d)           The Borrower (i) is dissolved, (ii) commences a voluntary case in bankruptcy or any other action or proceeding for any other relief under any law affecting creditors’ rights that is similar to a bankruptcy, debt rehabilitation or reorganization proceeding, law or (iii) consents by answer or otherwise to the commencement against it of an involuntary case in bankruptcy or any other such action or proceeding, or a proceeding is commenced in an involuntary case in bankruptcy in respect of the Borrower or any material Subsidiary or any property of the Borrower or any such material Subsidiary; or

(e)           Any governmental authority or court takes any action that, in the reasonable opinion of the Bank, materially adversely affects the condition of the Borrower or its ability to perform its obligations under this Note; or

(f)           A moratorium is enacted by Brazil or the central bank or any agency or political subdivision of Brazil affecting the Borrower’s right and obligation to effect payment under this Note or otherwise to perform its obligations hereunder; or

(g)           The payment obligations of the Borrower under this Note cease to rank at least pari passu with all of its other senior unsecured Indebtedness, except for obligations accorded preference by mandatory provisions of law; or

(h)           The Borrower suffers protest of bills (Protesto) in an individual or aggregate amount equal to or exceeding US$100,000,000.00 (one hundred million United States Dollars) (or its equivalent in other currencies), and such protest(s) is(are) not cancelled within 15 São Paulo business days; or

(i)           This Note shall, at any time and for any reason, cease to be in full force and effect or shall be declared to be null and void, or the validity or enforceability thereof shall be contested by the Borrower, or the Borrower shall deny that it has any or further liability or obligation hereunder or thereunder; or

(j)           Any judicial proceeding is filed against the Borrower which may materially adversely affect is financial condition; or

(k)           A Change of Control occurs;

THEN, in any such case, if the Bank shall elect by notice to the Borrower, the unpaid principal amount of this Note, together with accrued interest, shall become forthwith due and payable; provided that in the case of an Event of Default under clause (d) above, the unpaid principal amount of this Note, together with accrued interest, shall immediately become due and payable without any notice or other action by the Bank.

11.           Notices.  All notices, requests, demands or communications hereunder shall be in writing and shall be given to or made upon the respective parties hereto at the following addresses:

If to the Borrower: Tim Celular S.A	If to the Bank: Bank of America, N.A.

Av. Das Americas 3.434 7° andar , Bloco 1 Rio de Janeiro – RJ, 22640-102, Brasil Attn.:Rodrigo Guimarães Galvão (Gerệncia de Tesouraria) Tel:55-021-4009-3100 Fax:55-021-4109-3943	One Independence Center 101 N Tryon St Charlotte NC 28255-0001 – EUA Attn.: Duane 0. Lathan Telefone: + 1.980.387.2419 Fac-simile: + 1.704.602.3672 E-mail: duane.lathan@baml.com

With a copy to:

BANK OF AMERICA MERRILL LYNCH BANCO MULTIPLO S.A.
Avenida Brigadeiro Faria Lima, n° 3400, 18° andar
São Paulo, SP -04538-132-Brasil
Att.: Cristiana Costa / Fernanda Herrera Castro
Telefone: +55 (11) 2188 4710/4486
Fac-simile: +55 (11) 2188 4512/ 4595
E-mail:                      cristiana.costa@baml.com
fernanda.castroherrera@baml.com
c/c: Departamento Jứridicio
Attn.: Andre Teixeira / Felipe Iglesias
Telefone: + 55 (11) 2188-4428 /+ 55 (11) 2188-4233
Fac-símile: +55 (11) 2188-4227
E-mail:                      andreaulus.teixeira@baml.com
felipe.iglesias@baml.com

12.           Miscellaneous.

(a)           The Borrower waives presentment, notice of dishonor, protest and any other formality with respect to this Note.

(b)           This Note sets forth the entire agreement between the parties hereto, supersedes all prior communications and understandings of any nature and may not be amended, supplemented or altered except in a writing signed by both parties hereto.

(c)           The Borrower agrees to reimburse the Bank in full on demand, whenever an Event of Default has occurred, for all reasonable costs, expenses and charges including reasonable attorneys’ fees incurred by the Bank during or as a result of such Event of Default, or incurred by the Bank in enforcing its rights and remedies under this Note or in accordance with applicable law provided that the Bank previously delivers to the Borrower information relating to such costs, expenses and/or charges.

(d)           This Note shall be binding on the Borrower and its successors and assigns and shall inure to the benefit of the Bank and its successors and assigns, except that the Borrower may not delegate any obligations hereunder without the prior written consent of the Bank.  The Bank may at any time, without consent from the Borrower, assign or otherwise transfer or sell participations in this Note or any of its rights with respect thereto to any third party, including, but not limited, to any Federal Reserve Bank or to any banks, financial institutions or any affiliates of the Bank (including, any entity (whether a corporation, partnership, trust or otherwise) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by the Bank or an affiliate of the Bank).

(e)           The Bank agrees (on behalf of itself and each of its affiliates, directors, officers, employees and representatives) to use reasonable precautions to keep confidential, in accordance with safe and sound banking practices, any non-public information supplied to it by the Borrower pursuant to this Note which is identified by the Borrower as being confidential at the time the same is delivered to the Bank, provided that nothing herein shall limit the disclosure of any such information (A) to any subsidiaries or affiliates of the Bank, (B) to the extent required by statute, rule, regulation or judicial process, (C) to counsel for the Bank, (D) to bank examiners, auditors or accountants, (E) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Note or the enforcement of rights hereunder, (F) to any actual or prospective assignee or participant, or (G) to any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations; provided, further, that in no event shall the Bank be obligated or required to return any materials furnished by the Borrower.

(f)           Any suit, action or proceeding against the Borrower with respect to this Note or on any judgment entered by any court in respect thereof may be brought in the Supreme Court of the State of New York, County of New York, or in the United States District Court for the Southern District of New York or in the courts of Brazil, as the Bank may elect in its sole discretion, and the Borrower submits to the nonexclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding or judgment.  The Borrower hereby waives any objection which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Note brought in such courts, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  The Borrower irrevocably appoints Telecom Italia Sparkle of North America, Inc.745 Fifth Avenue 27th Floor New York, New York 10151 Tel: (212) 310-9000, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding, and agrees that the failure of such agent to give any notice of any such process or summons to the Borrower shall not impair or affect the validity of such service or of any judgment based thereon.  So long as the Borrower has any obligation under this Note, it will maintain a duly appointed agent in New York City for the service of such process or summons.

(g)           TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE BORROWER WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS NOTE AND THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

(h)           This Note shall be governed by and interpreted and construed in accordance with the law of the State of New York, without regard to principles of conflicts of laws.  For purposes solely of article 9 of Brazilian Decree-Law No. 4.657 dated September 4, 1942, the transactions contemplated hereby have been proposed to the Borrower by the Bank.  For any purposes hereof, including, but not limited to, the enforcement, collection and payment of the Loan in Brazil, in the Bank’s sole discretion, the parties hereto agree that (i) the Loan shall be deemed as an enforceable out-of-court debt instrument (título executivo extra-judicial), pursuant to Section 585, II, of the Brazilian Civil Procedure Code (Law 5,869/73); (ii) all amounts (including, without limitation, the principal, interests, expenses and taxes) owed by the Borrower herein shall be deemed as a net and certain debt (dívída liquida e certa) to the extent that the Bank is required to enforce, collect or defend them before any Brazilian Courts and authorities against the Borrower.  The Borrower further acknowledges and consents that any discussion or enforcement and collection of the Loan and related amounts in Brazil shall be made through an expedited enforcement claim (ação de execução) or any other means elected by the Bank, at its sole discretion; and (iii) in accordance with Section 585, § 2th, of the Brazilian Civil Procedure Code (Law 5,869/73), this Note complies with all the requirements of, and contains all the formalities of, the place where it has been executed.  The Borrower agrees that any evidence of payment of the principal amount due under this Note in the amount set forth herein, shall constitute valid and sufficient evidence of the validity and enforceability of this Note before any Brazilian Courts, as the case may be.  Finally, the Borrower agrees that the Bank shall be waived of any requirement to present any bonds or security, including, but not limited to, the one set forth in Article 835 of the Brazilian Civil Code or any other similar law, for the discussion or enforcement of this Note and/or the Loan before any Brazilian Courts, it being agreed that the Borrower hereby expressly waives any right to request the Bank to post any bond required to initiate or file lawsuits against the Borrower in any jurisdiction.

(i)           To the extent that the Borrower may now or hereafter be entitled, in any jurisdiction in which judicial proceedings may at any time be commenced with respect to this Note, to claim for itself or its revenues or properties any immunity from the jurisdiction of any court or from legal process

(whether from service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the extent that in any such jurisdiction there may be attributed to the Borrower any such immunity (whether or not claimed), the Borrower hereby irrevocably agrees not to claim, and hereby waives, such immunity in respect of its obligations under this Note.

(j)           Each reference in this Note to U.S. Dollars is of the essence.  The obligation of the Borrower in respect of any amount due under the Note shall, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in U.S. Dollars that the Bank may, in accordance with normal banking procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Banking Day immediately following the day on which the Bank receives such payment.  If the amount in U.S. Dollars that may be so purchased for any reasons falls short of the amount originally due, the Borrower shall pay such additional amounts, in U.S. Dollars, as may be necessary to compensate for such a shortfall.  Any obligation of the Borrower not discharged by such payment shall be due as a separate and independent obligation and, until discharged as provided herein, shall continue in full force and effect.

(k)           The Borrower acknowledges that the Bank may have and may in the future have investment and commercial banking, trust and other relationships with other companies in respect of which the Borrower may have conflicting interests regarding the transactions described herein and otherwise.  The Borrower acknowledges that the Bank may perform its functions in connection with such fiduciary or other relationships without regard to its relationship with the Borrower hereunder.  The Bank will not use confidential information obtained from Borrower by virtue of the transactions contemplated by this Note or its other relationships with the Borrower in connection with the performance by the Bank of services for other companies, and the Bank will not furnish any such information to other companies.  The Borrower also acknowledges that the Bank has no obligation to use in connection with the transactions contemplated by this Note, or to furnish to the Borrower, confidential information obtained from other companies.

(l)           The Borrower hereby agrees to indemnify, protect, save and keep harmless the Bank, its officers, directors, shareholders, employees, affiliates, successors, assigns, agents and servants (each, an “Indemnified Party”) from and against, and to pay to the Bank promptly upon demand the amount of, any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by or asserted against any Indemnified Party in any way relating to or arising out of this Note or any action taken or omitted by such Indemnified Party under this Note, provided, however, that the Borrower shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from such Indemnified Party’s gross negligence or willful misconduct as found in a final, non-appealable judgment by a court of competent jurisdiction.

(m)           All payments made under this Notes shall be made in Dollars (the “Agreement Currency”), and, if for any reason any payment made hereunder is made in a currency (the “Other Currency”) other than the applicable Agreement Currency, then to the extent that the payment actually received by the Bank, when converted into the applicable Agreement Currency at the Rate of

Exchange (as defined below) on the date of payment (or, if conversion on such date is not practicable, as soon thereafter as it is practicable for the Bank to purchase the applicable Agreement Currency) falls short of the amount due under the terms of this Note or any Loan Document, the Borrower shall, as a separate and independent obligation of the Borrower, indemnify the Bank and hold the Bank harmless from and against the amount of such shortfall.  As used in this Section, the term “Rate of Exchange” means the rate at which the Bank is able on the relevant date to purchase the applicable Agreement Currency with the Other Currency and shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into, the applicable Agreement Currency.

(n)           The Bank hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub.L. 107-56 (signed into law October 26, 2001)) (the “Act”), the Bank is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow the Bank to identify the Borrower in accordance with the Act.  The Borrower shall, promptly following a request by the Bank, provide all documentation and other information that the Bank requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the Act.

(o)           The agreements in this Section 12 shall survive the termination of the Commitment and the repayment, satisfaction or discharge of all the other obligations and liabilities of the Borrower under Note.

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed by its duly authorized officer as of the day and year first above written.

TIM Celular S.A.
By:
Name: Claudio Zezza
Title: CFO e RI Director
Place and Date:

WITNESSES:		TIM CELULAR S/A.

/s/ Rodrigo G. Galvão		/s/ Marco Chiarucci
Name: Rodrigo G. Galvão		Name: Maerco Chiarucci
Id.: TIM – Finanças Tesouraria		Id.: Gerente de Finanças
Place and Date:	September 6, 2011	Place and Date:

EXHIBIT A

FORM OF BRAZILIAN PROMISSORY NOTE

São Paulo, State of São Paulo, Brazil

U.S. $119,817,876.63 (One Hundred Nineteen Million Eight Hundred Seventeen Thousand Eight Hundred Seventy Six United States Dollars And Sixty Three Cents)

September 6, 2011

FOR VALUE RECEIVED, the undersigned, TIM Celular S.A., a company organized under the laws of Brazil (the “Borrower”), and enrolled with the CNPJ under number 04.206.050/0001-80 with domicile at Av. Giovanni Gronchi 7143, São Paulo-SP, 05724-005 hereby promises to pay to the order of BANK OF AMERICA, N.A. (the “Bank”) the principal sum of U.S. $119,817,876.63 (One Hundred Nineteen Million Eight Hundred Seventeen Thousand Eight Hundred Seventy Six United States Dollars And Sixty Three Cents) or, if less, the aggregate unpaid principal amount of the Loan made by the Bank to the Borrower pursuant to certain New York Promissory Note, dated as of even date herewith (such promissory note, as it may be amended, restated, extended, supplemented or otherwise modified from time to time, (being hereinafter called the “NY Promissory Note”), issued by the Borrower to the Bank, on September 6, 2011.  The Borrower further promises to pay interest on the unpaid principal amount of the Loan evidenced hereby from time to time at the rates, on the dates, and otherwise as provided in the NY Promissory Note.  The loan account records maintained by the Bank shall at all times be conclusive evidence, absent manifest error, as to the amount of the Loan and payments thereon; provided, however, that any failure to record the Loan or any payment thereon or any error in doing so shall not limit or otherwise affect the obligation of the Borrower to pay any amount owing with respect to the Loan.
This promissory note is the Brazilian Note referred to in, and is entitled to the benefits of, the NY Promissory Note, which NY Promissory Note, among other things, contains provisions for acceleration of the maturity of the Loan evidenced hereby upon the happening of certain stated events and also for prepayments on account of principal of the Loan prior to the maturity thereof upon the terms and conditions therein specified.
Unless otherwise defined herein, terms defined in the NY Promissory Note are used herein with their defined meanings therein.  This promissory note shall be governed by, and construed in accordance with, the laws of Brazil.  Payment under this Promissory Note shall be made in the city of São Paulo, State of São Paulo, Brazil.  The place of jurisdiction shall be São Paulo, State of São Paulo, Brazil.

Place and Date: São Paulo,	TIM CELULAR S.A., AS BORROWER
Brazil, September 6, 2011
By:
		Name:	Claudio Zezza
		Title:	CFO e RI Director